May 16, 2024

Valerie Lithotomos

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Collaborative Investment Series Trust; File Nos. 811-23306 and 333-221072 (“Registrant”)

Dear Ms. Lithotomos:

On March 13, 2024, the Registrant, on behalf of its series, Rareview Total Return Bond ETF (the “Fund”), filed an amendment to its registration statement under the Securities Act of 1933 on Form N-1A. In a telephone conversation on May 2, 2024, Lisa Larkin provided comments to the amendment. Below, please find those comments and the Registrant’s responses.

Comment 1. The last sentence under the “Principal Investment Strategies” heading indicates high portfolio turnover rates. Please add corresponding risk factor.

Response: The Registrant believes that the portfolio turnover rate risk disclosures included in Item 4 and Item 9 are sufficient.

Comment 2. Please consider adding a foreign currency risk disclosure.

Response: The Registrant has added the following risk disclosure:

Foreign Currency Risk. The Fund holds investments that provide exposure to non-U.S. currencies, currency exchange rates or interest rates denominated in such currencies. Changes in currency exchange rates and the relative value of non-U.S. currencies will affect the value of the Fund’s investment and the value of Fund shares. Currency exchange rates can be very volatile and can change quickly and unpredictably. As a result, the value of an investment in the Fund may change quickly and without warning and your investment in the Fund may experience losses.

Comment 3. Please consider adding a cybersecurity risk disclosure.

Response: The Registrant believes the cybersecurity risk disclosure included in Item 9 under the “Principal Investment Risks” heading is sufficient.

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If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla